Exhibit 99.5

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

AXTEL ARRIVES AT MAZATLAN, SINALOA

•	Mazatlan is the fourth new city covered by AXTEL during the month of June

•	AXTEL expected to invest approximately US$20 million over the next five years

•	AXTEL is the only company providing WiMAX solutions in Mazatlan

San Pedro Garza Garcia, Mexico, June 19, 2008 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL” or “the Company”), a fixed-line integrated telecommunications company in Mexico, announced today the initiation of operations in Mazatlan, in the state of Sinaloa. Mazatlan is AXTEL’s 4th new city during 2008, reaching a total of 31 cities throughout Mexico, offering telephony, Internet, data and advanced telecommunications solutions.

AXTEL has the largest global fixed-wireless access network and expects to invest approximately US$20 million in the Mazatlan network over the next 5 years. Earlier this month, the Company commenced operations in the cities of Matamoros, Nuevo Laredo and Culiacan.

During the inaugural ceremony, Mr. Abel Lopez Sanchez, Mayor of Mazatlan, made the initial AXTEL call. During the event, Jorge Gerhardus, AXTEL’s Western Region Director, stated that AXTEL’s initial network deployment covers 85% of greater Mazatlan. Additionally, Mr. Gerhardus mentioned that the Company offers integrated telecommunications services using WiMAX, among other technologies, to residential and business customers, as well as financial institutions and government entities.

“The initiation of operations in Mazatlan, combined with the recent penetration into Culiacan, represents an important achievement towards increasing AXTEL’s presence in the Pacific region. The Company is confident that its focus on customer service will contribute to the consolidation of AXTEL’s presence in this important Mexican region”, stated Mr. Gerhardus.

AXTEL, which is the second-largest fixed-telecommunications services company in Mexico, is listed on the Mexican Stock Exchange since December 2005. The Company reported a total of 965 thousand lines in service and 111 thousand Internet subscribers at the end of the first quarter of 2008.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 31 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document may contain certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance and are based on management's current assumptions and information currently available and they're not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.